File No. 70-8487

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549
               __________________________________

                 Post-Effective Amendment No. 1
                             to the
                           Form U-1/A
               __________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               __________________________________

                 Louisiana Power & Light Company
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               __________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               __________________________________

John J. Cordaro                  Gerald D. McInvale
President                        Executive Vice President and
Louisiana Power & Light Company  Chief Financial Officer
639 Loyola Avenue                Entergy Services, Inc.
New Orleans, Louisiana  70113    639 Loyola Avenue
                                 New Orleans, Louisiana  70113

           (Names and addresses of agents for service)
               __________________________________

     The Commission is also requested to send copies of any
                         communications
               in connection with this matter to:

Laurence M. Hamric, Esq.            David P. Falck, Esq.
Denise C. Redmann, Esq.             Winthrop, Stimson, Putnam  &
Steven McNeal                       Roberts
Entergy Services, Inc.              One Battery Park Plaza
639 Loyola Avenue                   New York, New York  10004
New Orleans, Louisiana  70113

Thomas J. Igoe, Jr., Esq.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

Item 1.  Description of Proposed Transactions.

     Section A. General Section A, paragraph 1 is hereby amended in its entirety to read as follows:

          1. Louisiana Power & Light Company ("Company"), a subsidiary of Entergy Corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), proposes from time to time through December 31, 1997, (1) to issue and sell one or more new series of the Company's First Mortgage Bonds ("Bonds"), one or more series of the Company's Debentures ("Debentures") and, through a special purpose subsidiary of the Company, one or more series of preferred securities of such subsidiary with a $25 per share stated liquidation preference ("Entity Interests"), in a combined aggregate principal amount of said Bonds, Debentures and Entity Interests not to exceed $610 million, and one or more new series of the Company's Preferred Stock, either $25 par value or $100 par value having an aggregate par value not to exceed $123.5 million ("Preferred"), (2) to enter into arrangements to reimburse the Company for the costs of, or to finance or refinance, certain pollution control, including solid waste and/or sewage disposal, facilities through the issuance by the Parish of St. Charles, Louisiana, the Parish of Ouachita, Louisiana and/or the Parish of Jefferson, Louisiana of one or more new series of tax-exempt bonds in an aggregate principal amount not to exceed $65 million ("Tax-Exempt Bonds"), including the possible issuance and pledge of one or more new series of the Company's First Mortgage Bonds ("Collateral Bonds") or Debentures ("Collateral Debentures") in a total aggregate principal amount not to exceed $75 million as security for Tax-Exempt Bonds, and (3) to acquire ("Acquisition Program") in whole or in part, one or more series of the Company's outstanding First Mortgage Bonds and/or Preferred Stock and/or Pollution Control Revenue Bonds and Industrial Development Revenue Bonds previously issued for the benefit of the Company. Each of these proposed transactions is discussed in greater detail below.

      Section  B.  Issuance  and Sale of the  Bonds,  Debentures,
Entity Interests and Preferred. Section B, paragraph 10 is hereby amended in its entirety to read as follows:

          10. The Debentures will be issued under either the Company's Debenture Indenture, Indenture for Debt Securities or its Subordinated Debenture Indenture, to be substantially in the forms attached as Exhibits A-10, A-10(a) and A-12, respectively (each, a "Debenture Indenture"), as may be supplemented from time to time. The Debentures to be issued under the Debenture Indenture may be either unsecured or secured obligations of the Company. Debentures issued under the form of the Debenture Indenture attached as Exhibit A-10(a) initially will be secured obligations of the Company, entitled to a lien (the "Junior Lien") on the Company's assets that is junior and subordinate to the first lien of the Company's Mortgage. In addition, in connection with the issuance of Debentures secured by the Junior Lien under such Debenture Indenture, the Company may provide security for the holders of such Debentures in the form of First Mortgage Bonds issued under the Mortgage as it may be supplemented. Such First Mortgage Bonds would be issued on the basis of unfunded net property additions and/or previously-retired First Mortgage Bonds and delivered to the trustee under such Debenture Indenture. Such First Mortgage Bonds could be issued in a principal amount equal to the principal amount of such Debentures and bear interest at a rate of interest equivalent to the rate of interest on such Debentures or bear no interest. These First Mortgage Bonds would be separate and apart from the Bonds (proposed to be issued and sold in an aggregate principal amount of not more than $610 million) and would be in addition to the Bonds. The Debenture Indenture may provide for the amendment and restatement of such Debenture Indenture in its entirety, without the consent of the holders of the Debentures outstanding thereunder, to remove the Junior Lien and to release any such First Mortgage Bonds such that the Debentures would become entirely unsecured obligations of the Company. Such an amendment eliminating the Junior Lien would be subject to the following conditions: (1) no event of default has occurred and is continuing under the Debenture
          Indenture and (2)(a) the Company's Charter has been duly amended to eliminate the restrictions on the issuance of unsecured indebtedness or (b) all preferred securities issued by the Company and outstanding are paid, retired or redeemed or (c) holders of such preferred securities consent to amend the Company's Charter for the purpose of eliminating such restrictions. Reference is made to Exhibit C-5(a) hereto, the Company's Registration Statement on Form S-3 registering Debt Securities that are secured by the Junior Lien, for further information with respect to the Debentures.


     Section C. Issuance and Sale of Tax-Exempt Bonds and Related
Transactions. Section C, paragraphs 14 and 15 are hereby amended in their entirety to read as follows:

          14. In addition or as an alternative to the security provided by a letter of credit, in order to obtain a more favorable rating on Tax-Exempt Bonds and consequently improve the marketability thereof, the
          Company may (a) determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or (b) provide security for holders of Tax-Exempt Bonds and/or the Bank equivalent to the security accorded to (i) holders of First Mortgage Bonds outstanding under the Company's Mortgage by obtaining the authentication of and pledging one or more new series of First Mortgage Bonds ("Collateral Bonds") under the Mortgage as it may be supplemented or
          (ii) holders of Debentures outstanding under the Debenture Indenture that are secured by the Junior Lien by obtaining the authentication of and pledging one or more series of Debentures (the "Collateral Debentures") under the Debenture Indenture. Collateral Bonds would be issued on the basis of unfunded net property additions and/or previously-retired First Mortgage Bonds; Collateral Debentures would be issued pursuant to the terms of a Debenture Indenture. The Collateral Bonds or Collateral Debentures would be delivered to the Trustee under the Indenture and/or to the Bank to evidence and secure the Company's obligation to pay the purchase price of the Facilities and the Company's obligation to reimburse the Bank under the Reimbursement Agreement. The Collateral Bonds or Collateral Debentures could be issued in several ways. First, if Tax-Exempt Bonds bear a fixed interest rate, Collateral Bonds or Collateral Debentures could be issued in a principal amount equal to the principal amount of such Tax-Exempt Bonds and bear interest at a rate equal to the rate of interest on such Tax-Exempt Bonds. Secondly, Collateral Bonds or Collateral Debentures could be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds plus an amount equal to interest on those Bonds for a specified period. In such a case, Collateral Bonds or Collateral Debentures would bear no interest. Thirdly, Collateral Bonds or Collateral Debentures could be issued in a principal amount equivalent to the principal amount of such Tax-Exempt Bonds or in such amount plus an amount equal to interest on those Bonds for a specified period, but carry a fixed interest rate that would be lower than the fixed interest rate of the Tax-Exempt Bonds. Fourthly, Collateral Bonds or Collateral Debentures could be issued in a principal amount equivalent to the principal amount of Tax-Exempt Bonds at an adjustable rate of interest, varying with such Tax-Exempt Bonds but having a "cap" (not greater than 15%) above which the interest on Collateral Bonds or Collateral Debentures could not rise. For further information with respect to the Facilities Agreement, the Collateral Bonds and the Collateral Debentures, reference is made to Exhibits A-3, A-5, A-10(a), A-11(a) and B-6.

          15. Each series of the Collateral Bonds or Collateral Debentures that bear interest would bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 15%. The maximum aggregate principal amount of Collateral Bonds and Collateral Debentures that would be issued is $75 million. The Collateral Bonds and Collateral Debentures would be separate and apart from the Bonds and Debentures (proposed to be issued and sold in an aggregate principal amount of not more than $610 million), and would be in addition to the Bonds and Debentures. The terms of the Collateral Bonds or Collateral Debentures relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds. Upon issuance, the terms of each series of the Collateral Bonds or Collateral Debentures will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.


Item 5. Procedure. The following paragraph is inserted as the last paragraph to Item 5:

          The Company suggests that the above described transactions do not differ materially than those described in the original Application-Declaration as amended and authorized pursuant to the Order of the Commission dated October 3, 1995. The Company requests that the Commission, in the event it determines it is necessary under Rule 24(c)(3)(i) of the Holding Company Act, issue a revised Order authorizing the above described transactions involving the issuance of (1) Debentures that initially are secured by the Junior Lien and/or First Mortgage Bonds but subsequently may become unsecured Debentures of the Company and (2) Collateral Debentures to secure the Company's obligations in connection with the issuance of Tax-Exempt Bonds.

Item 6.  Exhibits and Financial Statements

     Section A.  Exhibits

         *A-   Proposed form of Indenture for Debt Securities
        10(a)  (filed as Exhibit 4(a) in Registration No. 333-
               00105).

         *A-   Proposed form of Debt Security (filed as
        11(a)  Exhibit 4(b) in Registration Statement No. 333-
               00105).

         *C-   Proposed form of Registration Statement
        5(a)   relating to Debt Securities (filed in
               Registration No. 333-00105).


* Incorporated herein by reference as indicated.

                            SIGNATURE

Pursuant  to  the  requirements of  the  Public  Utility  Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                    LOUISIANA POWER & LIGHT COMPANY




                    By: /s/William J. Regan, Jr.
                        William J. Regan, Jr.
                        Vice President and Treasurer




Dated:  January 29, 1996